DANIEL B. ENG
DIRECT DIAL: 916-930-2551
E-MAIL: daniel.eng@bullivant.com

July 15, 2010

Via Federal Express and Facsimile

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3628
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:	Dragon Pharmaceutical, Inc.
Preliminary Proxy Statement on Schedule 14A; File No. 0-27937
Schedule 13E-3; File No. 005-79304

Dear Mr. Hindin:

We are in receipt of the Staff’s comments of July 15, 2010.

Subsequent to the mailing of the proxy statement, Mr. Han obtained a Supporting Statement from Ms. Qingming Liu, Mr. Han’s former spouse, who owns 6,000,000 shares of common stock. Under the terms of the Supporting Statement, Ms. Liu is contractually obligated to vote for the Merger and in connection therewith, Mr. Han obtained Ms. Liu’s proxy to approve the Merger. The 6,000,000 shares owned by Ms. Liu represent 8.75% of the outstanding shares of Dragon common stock which is a sufficient number to approve the Merger required by the Ontario Securities Commission since the Company only needed an additional 7.9% of the outstanding shares to approve the Merger excluding the shares held by Mr. Han. I have attached a copy of the Supporting Agreement signed by Ms. Liu for the Staff’s information.

We believe that due to the high concentration of stock ownership with a few shareholders who have contractually agreed to vote for the Merger, that in this circumstance the press release indicating preliminary results is not misleading within the meaning of Rule 14a-9 since the approval by the other remaining shareholders are irrelevant.

1415 L Street, Suite 1000, Sacramento, CA 95814 • 916.930.2500 Fax 916.930.2501
www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

Mr. Perry Hindin
U.S. Securities and Exchange Commission
Division of Corporate Finance
July 15, 2010

With respect to the other comment regarding Schedule 13E-3, we misunderstood the initial oral comment to apply to the language immediately preceding the Canaccord presentations which were filed as exhibits. We will immediately amend the schedule to remove the language referenced in the Staff’s letter.

If you have any questions relating to this matter please feel free to contact me at (916) 930-2551.

Very truly yours,

/s/ Daniel Eng

Daniel B. Eng

DBE:dh

cc:	Ms. Maggie Deng

1415 L Street, Suite 1000, Sacramento, CA 95814 • 916.930.2500 Fax 916.930.2501
www.bullivant.com | Seattle Vancouver Portland Sacramento San Francisco Las Vegas

SUPPORT AGREEMENT

THIS AGREEMENT made as of July 1, 2010,

BETWEEN:

Qingming Liu, of 11-3, Luyan Xiaoqu, Datong City,
Shanxi Province, PRC

(the “Holder”)

AND:

CHIEF RESPECT LIMITED, a company incorporated under the laws of Hong Kong having an office at 11/F, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong

(the “Purchaser”)

WHEREAS:

(A)

The Purchaser, Datong Investment Inc. (a wholly-owned subsidiary of the Purchaser), Mr. Yanlin Han and Dragon Pharmaceuticals, Inc. (the “Company”) have entered into an Agreement and Plan of Merger dated March 26, 2010 (the “Merger Agreement”) in respect of the proposed acquisition of all of the issued and outstanding common shares of the Company (“Company Shares”) by way of a merger under the Florida Business Corporation Act (the “Merger”) at a price payable in cash of $0.82 per Company Share;

(B)	Holder beneficially owns or controls the number of Company Shares, and options to purchase Company Shares, set forth in Schedule “A” to this Agreement (collectively, the “Company Securities”); and

(C)

Holder has agreed, among other things, to support the Merger and to vote the Company Securities and all additional Company Shares and options to purchase Company Shares that the Holder acquires beneficially during the period from the date of this Agreement through the Effective Time (the “Additional Securities,” and together with the Company Securities, the “Subject Securities”) beneficially owned by the Holder in favour of the shareholder resolution approving the Merger;

NOW THEREFORE the parties hereby agree that, in consideration of the premises, covenants and agreements herein contained, the sum of $1.00 and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows

1.	Any capitalized terms used herein but not otherwise defined will have the meaning ascribed to them in the Merger Agreement.

2.

Holder hereby covenants and agrees that from the date hereof until the termination of this Agreement, that the Holder will not, except in accordance with the terms of this Agreement or with the prior written consent of Purchaser:

(a)

grant or agree to grant any proxy or other right to vote the Subject Securities, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(b)

option, sell, assign, dispose of, pledge, encumber, grant a security interest in, transfer, or otherwise convey or relinquish the Holder’s right to vote the Subject Securities or agree to do any of the foregoing except that the Holder may exercise options to purchase Company Shares provided that any Company Shares that result from the exercise will be Additional Securities that will be subject to this Agreement;

(c)	exercise any rights of dissent provided under any applicable Laws or otherwise in connection with the Merger; and

(d)

do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Subject Securities pursuant to this paragraph, including, but not limited to, the sale of any direct or indirect holding company or entity or the granting of a proxy on the Subject Securities or the securities of any direct or indirect holding company which would have, indirectly, the effect prohibited by this paragraph.

3.	Holder hereby agrees that from the date hereof until the termination of this Agreement, the Holder will:

(a)

vote (or direct the voting of) all of the Subject Securities over which he has the right or power to vote or cause to be voted at every meeting of the holders of Company Shares, and at every adjournment or postponement thereof, and in any action by written consent of the holders of Company Shares (unless and only then to the extent prohibited by law):

(i)

in favour of the approval, consent, ratification and adoption of the shareholder resolution approving the Merger (and any actions required in furtherance thereof) and all other resolutions to be put to the meeting of holders of Company Shares in respect of the Merger as contained in the Merger Agreement;

(ii)

against any proposed action by the Company, the shareholders of the Company or any other Person: (a) in respect of any Acquisition Proposal; (b) which would reasonably be regarded as being directed towards or likely to prevent, impede, interfere with, postpone, discourage or delay the Merger or the successful completion of the Merger, including without limitation any amendment to the constating documents or by-laws of the Company or its corporate structure; and

(iii)	which would reasonably be expected to result in a Company Material Adverse Effect.

(b)

to the extent Holder has the right to grant a proxy in respect of any of the Subject Securities, upon the request or direction of Purchaser, execute and deliver to Purchaser within two Business Days following such request a proxy in respect of any resolution referred to in this paragraph 3, and have such Subject Securities counted or not counted (as directed by Purchaser) as part of a quorum in connection with any meeting of holders of Company Shares relating to matters set forth in paragraph 3(a)(ii); and

(c)

for greater certainty, in connection with any matter referred to in paragraph 3(a)(ii), consult with Purchaser prior to exercising any voting rights attached to the Subject Securities and exercise or procure the exercise of such voting rights as Purchaser will instruct, including without limitation the delivery to Purchaser, upon its request or direction, of a proxy in respect of any such resolution.

4.

Nothing herein will prevent Holder, if a member of the Board, from exercising the Holder’s fiduciary duties and engaging, in his capacity as a director of Company, in discussions or negotiations with, or furnishing information to, a Person who proposes an Acquisition Proposal that did not result from a breach of the Merger Agreement.

5.

Holder, by acceptance hereof, represents and warrants as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Agreement and the Merger Agreement:

(a)

Holder has the sole right to vote or direct the voting of the Subject Securities and sole power to agree to all of the matters set forth in this Agreement, with no limitation, qualifications or restrictions on such rights;

(b)

Holder is the beneficial owner of the Subject Securities set forth in Schedule “A”, all of which are free and clear of any Liens, and does not own, beneficially or otherwise, any Subject Securities other than the Subject Securities listed on Schedule “A”;

(c)

this Agreement has been duly executed and delivered by Holder and constitutes a legal, valid and binding obligation of Holder, enforceable against the Holder in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity; and

(d)

Holder (i) is not a joint actor of, or involved, directly or indirectly, with the Purchaser in respect of the Merger, (ii) is not receiving any consideration for the Subject Securities other than what is being offered under the Merger Agreement, (iii) has full knowledge and access to information concerning the Company and its securities, (iv) any factors that were considered relevant by the Holder in assessing the consideration offered under the Merger Agreement did not have the effect of reducing the price that would otherwise have been considered acceptable by the Holder.

6.	Purchaser represents and warrants as follows and acknowledges that Holder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Purchaser (including its shareholders) is not aware of any material information in respect of the Company or its securities that has not been generally disclosed or if generally disclosed, could have reasonably been expected to increase the consideration being offered in the Merger;

(b)

Purchaser is a corporation duly organized under the laws of Hong Kong, is validly existing and has all necessary corporate power and authority to own its property and assets and to carry on its business as currently owned and conducted;

(c)

Purchaser has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the Merger have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement or the Merger Agreement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity; and

(d)

the authorization of this Agreement, the execution and delivery by Purchaser of this Agreement and the performance by it of its obligations under this Agreement and the Merger Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any applicable Laws; (iii) any note, bond, mortgage, indenture or contract or agreement to which Purchaser is party or by which it is bound; or (iv) any judgement, decree, order or award of any Governmental Authority or arbitrator.

7.

The Purchaser and Holder covenant to advise the other, and the Company, if they become aware of any material information in respect of the Company or its securities that has not been generally disclosed and if generally disclosed could reasonably be expected to increase the consideration offered under the Merger Agreement.

8.	This Agreement will terminate and be of no further force or effect upon the earliest of

(a)

such date and time as the Merger Agreement will have been terminated pursuant to Article IX thereof (which includes in circumstances where the Company terminates the Merger Agreement as a result of a Superior Proposal),

(b)	the Effective Time, and

(c)	the Purchaser or Holder providing the advice referred to under paragraph 7.

9.

Notwithstanding paragraph 8, this Agreement will terminate immediately upon any material adverse amendment being made to the Merger Agreement or the Articles of Merger after the date hereof, without the consent of the Holder. The determination of whether an amendment to the Merger Agreement or the Articles of Merger is a material adverse amendment will be from the perspective of the Holder. Such a material adverse amendment would be an amendment prejudicial to the Holder that would include, but is not limited to, any amendment providing for decreased consideration payable to the Holder under the terms of the Merger Agreement or the Articles of Merger. In no event will such a material adverse amendment include amendments made solely for the purpose of correcting clerical errors. Upon any such termination in accordance with this provision, this Agreement will immediately be deemed to have been revoked by such Holder and will be of no further force or effect. Notwithstanding anything in this Agreement to the contrary, the termination of this Agreement will not prejudice the right of either party hereto in respect of any breach hereof by the other party.

10.

Holder recognizes and acknowledges that this Agreement is an integral part of Purchaser entering into the Merger Agreement, and that Purchaser would not contemplate proceeding with the Merger unless this Agreement was entered into by Holder, and that a breach by Holder of any covenants or other commitments contained in this Agreement will cause Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, Holder agrees that, in the event of any such breach, Purchaser will be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

11.	In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular paragraph or Schedule of to this Agreement;

(b)	references to a “paragraph” or “Schedule” is a reference to a paragraph or Schedule of this Agreement;

(c)	words importing the singular will include the plural and vice versa, and words importing gender will include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and will not affect the construction or interpretation hereof; and

(e)	wherever the term “includes” or “including” is used, it will be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

12.

In the event of any increase or decrease or other change in the Subject Securities by reason of stock dividend, stock split, recapitalization, combination, exchange of shares or the like, the number of Subject Securities subject to this Agreement will be adjusted appropriately and equitably.

13.

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

14.

Holder hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Shareholders Meeting and to the filing of this Agreement as may be required pursuant to applicable securities Laws. The parties will co-ordinate in the making and dissemination of any public announcement relating to the subject matter of this Agreement. A copy of this Agreement may be provided to the directors of Company.

15.

This Agreement will be binding upon and will enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, assigns, heirs, executors and personal representatives. This Agreement will not be assignable by any party without the prior written consent of the other parties.

16.	Time will be of the essence of this Agreement.

17.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated and the parties will negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

18.

All notices and other communications given or made pursuant hereto will be in writing and will be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, or as of the following Business Day if sent by prepaid overnight courier, to the parties at the following addresses (or at such other addresses as will be specified by either party by notice to the other given in accordance with these provisions):

(a)	in the case of Holder to:

Address: 11-3, Luyan Xiaoqu, Daton City, Shanxi Province, PRC
Attention: Qingming Liu
Email:

(b)	in the case of Purchaser to:

Chief Respect Limited
11/F, AXA Centre, 151 Gloucester Road
Wanchai, Hong Kong
Attention:  Mr. Yanlin Han
Email: yanlinhan@vip.sina.com

19.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

20.

This Agreement will be governed in all respects, including validity, interpretation and effect, by the laws of British Columbia and the laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement will be heard and determined exclusively in the courts of British Columbia.

21.	Each party hereto will pay its own expenses incurred in connection with this Agreement.

22.

This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance with any of the terms or conditions of this Agreement.

23.

This Agreement may be executed in any number of counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first above written.

CHIEF RESPECT LIMITED

By:

Name: Yanlin Han
Title:   Chairman

[signature page of Holder to follow]

Accepted and agreed to this 30 day of June, 2010.

/s/ signature in Chinese	/s/ Quingmin Liu
Witness	Quingming Liu

SCHEDULE A

SUBJECT SECURITIES

Name	Company Shares beneficially owned or controlled	Registered holder if different form beneficial owner	Company Shares issuable upon exercise of Options
Qingming Liu	6,000,000		0